Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Medical Editors:
     The Lancet Publishes Vasogen's ACCLAIM Results

     MISSISSAUGA, ON, Jan. 18 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS)
today announced that The Lancet, a world-leading medical journal, will publish an article entitled 'Results of a non-specific immunomodulation therapy in chronic heart failure (ACCLAIM trial): a placebo-controlled randomised trial'
in its January 19th issue (Lancet 2008; 371: 228-36). The article describes the results from Vasogen's 2,400-patient ACCLAIM trial of its Celacade(TM)
system in patients with chronic heart failure. Celacade is designed to target the destructive chronic inflammation underlying the development and progression of chronic heart failure.
     The interpretation of the findings in The Lancet is that: "Non-specific immunomodulation (Celacade) may have a role as a potential treatment for a large segment of the heart failure population, which includes patients without a history of myocardial infarction (irrespective of their functional NYHA class) and patients within NYHA class II."
     While the ACCLAIM study did not meet its primary endpoint for the intent-to treat-population, this primary endpoint was met for two large pre-specified subgroups of patients. In the trial, Celacade was shown to significantly reduce the risk of death or cardiovascular hospitalization by
39% in the subgroup of 689 patients with NYHA Class II heart failure, and by
26% in the subgroup of 919 patients with no prior history of heart attack.
Importantly, the large risk reduction observed in these subgroups was achieved on top of the benefits derived from current standard-of-care medications and device therapy for heart failure.
     "We are extremely pleased with the publication of the ACCLAIM results in
The Lancet," commented Chris Waddick, President and CEO of Vasogen. "As previously reported, we expect that this publication will help to underpin our commercial activities with Celacade in the European Union, where it has already been approved, as well as the initiation of the ACCLAIM-II trial, our confirmatory trial in NYHA Class II patients being planned for the purpose of achieving regulatory approval in the United States."
     The FDA has recommended that Vasogen use a Bayesian approach in the design of ACCLAIM-II, the Company's confirmatory trial. The Agency indicated
that they were recommending this approach specifically because it would allow for the borrowing of statistical power from the ACCLAIM trial, and has the potential to substantially reduce the sample size required for a confirmatory study.
     The planned trial design for ACCLAIM-II indicates that as few as 300 patients could provide sufficient data to confirm the NYHA Class II findings in the ACCLAIM trial, which demonstrated a 39% reduction (p(equal sign)0.0003) in the risk of death or cardiovascular hospitalizations for patients receiving
Celacade. Furthermore, the use of an adaptive clinical trial design also provides the flexibility to increase the sample size up to 600 patients, should additional data be required.

     About The Lancet:

     The Lancet's coverage is international in focus and extends to all aspects of human health. It aims to publish the best original primary research papers, and review articles of the highest standard. The Lancet articles are rigorously peer-reviewed and edited to ensure the scientific merit and clinical relevance of its diverse content. Drawing on an international network of advisers and contributors, The Lancet meets the needs of physicians by adding to their clinical knowledge and alerting them to current issues affecting the practice of medicine worldwide.

     About Vasogen:

     Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
System, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade has received European regulatory approval under the CE Mark for chronic heart failure and is being marketed in the EU by Grupo Ferrer Internacional, S.A.
Celacade is also in late-stage clinical development for the treatment of chronic heart failure in the United States. Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders.
VP025 is the lead candidate from this new class of drugs.

     Certain statements contained in this press release, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, plans to advance the development of Celacade(TM) or VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans",
"anticipates", "believes", "estimated", "predicts", "potential", "continue",
"intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials.
You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the
U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S.
securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the
"Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd., Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com; For Media: Dan Budwick,
BMC Communications, Ph: (212) 477-9007 x14, daniel(at)bmccommunications.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 06:00e 18-JAN-08